# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TWINLAB CONSOLIDATED HOLDINGS, INC., CIK 0001590695
CUSIP: 901773101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 4800 T-REX AVENUE, 4800 T-REX AVENUE, BOCA RATON, New York (NY), 33431
Date of event which requires filing of this statement: 04/22/2025
Amends the filing with accession number 0001144204-15-059658
Filed by CIK 0001655238
Persons authorized to receive notices and communications: B. Thomas Golisano, c/o Grand Oaks Capital, 7632 Couty Road 42, Victor, New York (NY), 14564, 585-340-1200; Mr. Patrick E. Ogle, c/o Akretive LLC, PO Box 1447, Franklin, New York (NY), 37065, 479-651-5027

## Reporting persons
- GOLISANO B THOMAS (CIK 0000903201): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Akretive Holdings LLC (CIK 0001655238): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 90,255,084; shared voting power 9; sole dispositive power 90,255,084; shared dispositive power 0; aggregate amount beneficially owned 90,255,084 (34.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: TWINLAB CONSOLIDATED HOLDINGS, INC.
Address of issuer's principal executive offices: 4800 T-REX AVENUE, 4800 T-REX AVENUE, BOCA RATON, New York (NY), 33431

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed jointly by:

(i) B. Thomas Golisano

(ii) Akretive Holdings, LLC

(together, the "Reporting Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address:
The address of the business office of each of the Reporting Persons is as follows:

(i) B. Thomas Golisano, c/o Grand Oaks Capital, 7632 County Road 42, Victor, NY 14564

(ii) Akretive Holdngs, LLC c/o Akretive LLC, P.O. Box 1447, Franklin, TN 37065
Present principal occupation or employment: The principal business of: (i) B. Thomas Golisano is, an individual, who prior to the transactions reported was the sole member of Akretive Holdings, LLC (f/k/a Golisano Holdings, LLC; and (ii) Akretive Holdings, LLC, a New York limited liability company, is to engage in any and all lawful purposes.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship:
B. Thomas Golisano is a citizen of the United States

Akretive Holdings, LLC is organized as a limited liability company under the laws of the State of New York.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds for the purchase of the Membership Interest were derived from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: On April 22, 2025, BTG Holdings and Akretive LLC entered into a Membership Interest Purchase and Sale Agreement, pursuant to which, on the terms and subject to the conditions set forth therein, BTG Holdings agreed to sell to Akretive LLC, and Akretive LLC agreed to purchase from BTG Holdings, 100% of the membership interest in Akretive Holdings for aggregate consideration of $10.00. In connection with the closing of the transaction contemplated by the Purchase Agreement, Akretive Holdings and the entities owned and controlled by David Van Andel, (including Little Harbor, LLC, Great Harbor Capital, LLC and the David L. Van Andel Trust U/A dated November 30, 1993) terminated all agreement between them, including a Voting Agreement dated October 5, 2015. The closing of the transactions contemplated by the Purchase Agreement closed on April 22, 2025. As part of the closing, Mr. Golisano and Akretive Holdings terminated their Joint Filing Agreement dated October 5, 2015, with respect to the filing of the Statement on Schedule 13D for the Company Common Stock. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 259,092,833 shares outstanding as of July 30, 2024, as reflected in the Company's Form 10-Q filed on August 1, 2024, for the fiscal quarter ended June 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference. Except as disclosed herein, the Reporting Person has not effected any transaction in the shares of Common Stock during the last 60 days. As a result of the transactions reported in this Schedule 13D, Mr. Golisano and BTG Holdings ceased to be the beneficial owners of more than five percent of the Company Common Stock and are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of April 22, 2025, B. Thomas Golisano and BTG Holdings ceased to be a beneficial owner of more than five percent of the outstanding shares of the Company Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following:
Item 4 summarizes certain provisions of the Purchase Agreement and is incorporated herein by reference. A copy of the Purchase Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
In connection with the closing of the transactions contemplated by the Purchase Agreement, the Reporting Person and Mr. Golisano terminated, effective as of April 22, 2025, the Joint Filing Agreement, dated October 15, 2015, between them pursuant to a Termination Agreement dated April 22, 2025. A copy of the Termination Agreement is attached hereto as Exhibit B and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Membership Interest Purchase and Sale Agreement dated as of April 22, 2025 by and between Golisano Holdings, LLC and Akretive LLC
Exhibit 2 - Termination Agreement, dated April 22, 2025, between B. Thomas Golisano and Akretive Holdings, LLC

## Signatures
- GOLISANO B THOMAS: /s/ B. Thomas Golisano, Individual (04/24/2025)
- Akretive Holdings LLC: /s/ Patrick E. Ogle, Manager of Akretive, LLC (04/24/2025)